Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone

FederatedInvestors.com

October 16, 2017

United States Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

Attn: Megan Miller

Dear Ms. Miller:

On September 29, 2017, we discussed several follow up questions you raised in reference to our correspondence filing dated September 22, 2017.

Following are our responses to your comments.

  Comment: On FPTFF you asked if the Drawdown Fees for the fiscal year exceeded 5% of total income and if so was the guidance of section 6-07-1 of Regulation S-X followed when considering financial statement disclosure.

Response: Drawdown fees were not 5% of total income.

  Comment: You requested further explanation why certain private fund holdings utilize NAV as practical expedient. You also asked if we considered ASU 2015-10 in developing our disclosure.

Response: As addressed in our previous correspondence filing, we indicated that a number of the investee funds are only available to products advised or sub-advised by affiliates of Federated Investors, Inc. and although the investee funds calculate a daily NAV, that NAV is not published/filed on any site/exchange available to the general public. The portion of our response that indicated that the NAV of the investee funds was not available on a public website was incorrect. Thank you for bringing this to our attention. We have subsequently learned that in March 2016, the NAV for these funds was made available on FederateInvestors.com, which was shortly after we analyzed the impact of ASU 2015-07 and, as part of that analysis, verified the funds’ NAVs were not posted there. However, in discussion with Federated’s and certain of the funds’ external audit firm and Federated’s internal accounting policy group, we interpret both ASC 820-10-15-5 and ASU 2015-10, regarding utilizing NAV as practical expedient, to require that the NAV be available on a securities exchange or over-the-counter market in order to be considered “published” and therefore, believe it appropriate to continue using NAV as practical expedient for these funds.

We thank you for your attention to this response letter. If you have any further comments or questions on our responses, please contact me at (412) 288-1277 or Rich Paddock at (412) 288-4479.

Sincerely,

/s/ Lori A. Hensler

Lori A. Hensler

Treasurer